SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Advanced Medical Optics, Inc.

(Name of Subject Company)

Rainforest Acquisition Inc.

a wholly-owned subsidiary of

Abbott Laboratories

(Name of Filing Persons, Offerors)

Common Stock, par value $0.01 per share,

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

00763M108

(CUSIP Number of Class of Securities)

Laura J. Schumacher

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064

(847) 937-6100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Elizabeth C. Kitslaar, Esq.

Jones Day

77 West Wacker

Chicago, Illinois 60601

Telephone: (312) 782-3939

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following communications were provided to certain employees of Advanced Medical Optics, Inc. (“AMO”) on January 12, 2009.

Acquisition of AMO by Abbott

Frequently-Asked Questions and Answers

Q: Why are we making this move? What is the strategic rationale?

A: This transaction makes good sense for the employees, customers and shareholders of Abbott and AMO. It’s about making two companies even better, together.  As a result of the AMO acquisition, Abbott would extend its highly successful diversification strategy.  Abbott’s financial strength and significant global presence will enable the business to build on AMO’s leadership in the vision care market to take advantage of international growth opportunities – particularly in emerging markets.

Q: When do we expect this transaction will close?

A: We expect the closing to occur before the end of the first quarter of 2009.

Q: Who will lead AMO after the acquisition?

A: Jim Mazzo, AMO’s current chairman and chief executive officer, will continue to lead the business as its president and a senior vice-president within Abbott. He will report to John Capek, executive vice president, Abbott Medical Devices.

Q: What changes will be made within AMO as a result of the acquisition/integration?

A: Abbott intends to maintain AMO as a separate business unit and integrate it as is.  It will become part of Abbott Medical Devices, which consists of several businesses that operate independently of one another: Abbott Vascular, Abbott Diabetes Care and Abbott Animal Health.

Q: What is Abbott’s track record for acquisitions?

A: In the past decade, Abbott has executed a significant number of highly successful acquisitions, and entered markets that were new to the company by adding market leaders such as AMO to its diverse base of businesses.  Abbott Vascular and Abbott Diabetes Care, both part of the Medical Devices business, are excellent examples of this strategy.

Q: How will the integration process be managed?

A: An integration team, composed of employees from both Abbott and AMO will be responsible for managing the various aspects of the transition/integration. We expect to announce the members of this team very soon.

The guiding principles for managing the integration are:

•                  Fair and balanced decision-making based on facts

•                  Seek best-in-class solutions

•                  Maintain business momentum

•                  Work fast and efficiently

•                  Treat employees fairly

•                  Communicate on a timely basis

Q: When will we learn about the integration team’s decisions?

A: As the transaction progresses and more details are finalized, we will provide you with regular updates through a variety of existing and new internal communications channels.   If you have any immediate questions about this, please contact your HR representative.

Q: If customers or other third parties ask about this transaction before it closes, what should I tell them?

A: First, you should tell them it’s business as usual, and that AMO will continue its commitment as a global leader in vision care.  Upon the close of this transaction, it is expected that Abbott’s significant global presence and financial resources will further enhance and strengthen the AMO business.

Frequently-Asked Questions and Answers about Abbott HR Programs for U.S. Employees of AMO

The benefits, plans and programs described in this document cover eligible U.S. employees of AMO when AMO becomes part of Abbott’s medical device business.

General

What happens next?

Abbott intends to maintain AMO as a separate business unit.  It will become part of Abbott’s Medical Devices group, which consists of several businesses that operate independently of one another.  A team of Abbott and AMO personnel are working to integrate AMO.  We’ll communicate with you regularly to let you know what is happening, and what, if anything, is changing.  We understand that this announcement comes as a surprise, but the most important thing we can all do to make sure this transaction and integration is successful is to conduct our business as usual.

Will jobs be eliminated as a result of this acquisition?

Abbott is not acquiring AMO to achieve synergies by cost-cutting or headcount reductions.  This is a strategic acquisition for long-term growth in a high-potential segment of the health care industry.  The talent and expertise within AMO are critical to the success of this strategy.  The vision care expertise that AMO employees bring is new to Abbott, so we don’t anticipate any specific reductions in force as a result of this transaction.  Of course, as a normal part of doing business, Abbott continually assesses staffing levels and makes the necessary business decisions regarding workforce and operations.  Should changes become necessary we will let you know.

Will I be asked to sign an Abbott employment agreement?

Yes.  As an Abbott employee, you may be made aware of confidential information and trade secrets, the use or disclosure of which could violate the law or negatively impact our ability to compete in the marketplace.  Signing the agreement ensures your commitment to protecting proprietary and confidential information.

Are there opportunities for AMO employees at other Abbott sites?

Yes.  Abbott is a broad-based health care organization with opportunities at all our facilities and we often promote from within.

Whom should I contact if I have questions about my compensation or benefits?

During this integration, please continue to work with your current AMO contacts for questions regarding your AMO compensation and benefits.  We will provide you with information regarding the next steps in the transition process along with contact information for the HR integration team by January 21.

Compensation

Will my job title or pay change when I become an Abbott employee?

There are no plans to change base pay as a result of this acquisition.  However, we do expect some job title changes as you move into Abbott’s job grade structure over time.  When we have more information about these changes, we will be sure to share it with you.

As a result of the acquisition, how will my AMO bonus/incentive plan change?

At the close of the transaction, your current AMO bonus and incentive plans will be unchanged.  As we work through the integration and more details are understood, should we identify any changes we will communicate promptly.  Until then you will remain on your current plans.

What will happen to my long-term incentives, such as stock options and other equity programs?

After the close of the acquisition, AMO options will be converted to Abbott options.  We will communicate specific details as we execute the conversion of options post close.  Details on Abbott equity programs will be provided to eligible employees.

Benefits

Will my benefits change?

Yes.  We expect to provide you with Abbott’s benefit plans.  Abbott offers employees a broad array of competitive benefits including both health and financial security.  The integration team is analyzing the various plans to determine how best to transition you to the Abbott plans once the acquisition is closed.  We will communicate these changes to you by February 6.   At this time we will provide contact information enabling you to speak directly with Abbott benefits experts regarding your transition questions.

For 2009, will I have the health benefits I just enrolled in—or will I need to reenroll in Abbott health benefits?

We have not yet determined the enrollment process.  Detailed information regarding enrollment and the Abbott plans will be presented by the Abbott Benefits team by February 6.  However, be assured that your AMO benefits will remain active until you are covered by Abbott’s benefits.

All statements are subject to and shall not be considered as modifying the express terms of the plan and program documents.  Abbott reserves the right to amend or cancel benefits, plans and programs at any time. This content represents the terms of the agreement based on the anticipated successful transaction wherein AMO becomes part of Abbott’s medical device business. This material is not a statement of contractual rights and is not intended to give rise to any right of employment, continued employment, or benefits. Nothing in this material alters the relationship between Abbott and its employees.

Frequently-Asked Questions and Answers about HR Programs

for International Employees of AMO

The benefits, plans and programs described in this document cover eligible international employees of AMO when AMO becomes part of Abbott’s medical device business.

What happens next?

Abbott intends to maintain AMO as a separate business unit. It will become part of Abbott’s Medical Devices group, which consists of several businesses that operate independently of one another.  A team of Abbott and AMO personnel are working to integrate AMO.  We’ll communicate with you regularly to let you know what is happening, and what, if anything, is changing.  We understand that this announcement comes as a surprise; but the most important thing we can all do to make sure this transaction and integration is successful is to conduct our business as usual.

Will jobs be eliminated as a result of this acquisition?

Abbott is not acquiring AMO to achieve synergies by cost-cutting or headcount reductions.  This is a strategic acquisition for long-term growth in a high-potential segment of the health care industry.  The talent and expertise within AMO are critical to the success of this strategy.  The vision care expertise that AMO employees bring is new to Abbott, so we don’t anticipate any specific reductions in force as a result of this transaction.  Of course, as a normal part of doing business, Abbott continually assesses staffing levels and makes the necessary business decisions regarding workforce and operations. Should changes become necessary we will let you know .

Will I be asked to sign an Abbott employment agreement?

Generally, yes, consistent with the work rules in each country.

Are there opportunities for AMO employees at other Abbott sites?

Yes.  Abbott is a broad-based health care organization with opportunities at all our facilities and we often promote from within.

What will happen to my compensation and benefits?

No changes are currently planned; however, review by AMO and Abbott representatives will begin soon.  You will receive specific information as soon as possible.

Whom should I contact if I have questions about my compensation or benefits?

During this integration, please continue to work with your current AMO contacts for questions regarding your AMO compensation and benefits.  We will provide you with further information regarding Abbott benefits and compensation  and contact information for questions by January 21.

Will my pay change when Abbott acquires AMO?

There are no plans to change base pay as a result of this acquisition.

As a result of the acquisition, how will my AMO bonus/incentive plan change?

At the close of the transaction, your current AMO bonus and incentive plans will be unchanged.

What will happen to my long-term incentives, such as stock options?

After the close of the acquisition, AMO options will be converted to Abbott options based on the purchase price.  We will communicate details as we work through this process in the near future.

All statements are subject to and shall not be considered as modifying the express terms of the plan and program documents. Abbott reserves the right to amend or cancel benefits, plans and programs at any time. This content represents the terms of the agreement based on the anticipated successful transaction wherein AMO becomes part of Abbott’s medical device business. This material is not a statement of contractual rights and is not intended to give rise to any right of employment, continued employment, or benefits. Nothing in this material alters the relationship between Abbott and its employees.

Additional Information

The tender offer for the outstanding shares of common stock of AMO has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  At the time the tender offer is commenced, Abbott will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”).  Investors and AMO security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents), and the related solicitation/recommendation statement that will be filed by AMO with the SEC, because they will contain important information.  These documents will be available at no charge on the SEC’s Web site at www.sec.gov.